UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Griffon Corporation

(Name of Issuer)

Common Stock, par value $0.25 per share

(Title of Class of Securities)

398433102

(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
200 West Street
New York, New York 10282-2198
(212) 902-1000

With a copy to:

Robert C. Schwenkel, Esq.
David L. Shaw, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398433102	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,243,799
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,243,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,243,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON HC-CO

CUSIP No. 398433102	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,243,799
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,243,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,243,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON BD-PN-IA

CUSIP No. 398433102	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Direct, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,000,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 1 (“Amendment No. 1”) supplements and amends certain information in the Schedule 13D filed on October 9, 2008 (the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”) on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”) and GS Direct, L.L.C. (“GS Direct” and together with GS Group and Goldman Sachs, the “Reporting Persons”).1

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.                      Identity and Background.

Item 2 of the Original 13D is hereby amended by:

(i)  replacing the words “85 Broad Street, New York, NY 10004” in the last sentence of the second paragraph thereof with the words “200 West Street, New York, New York 10282-2198”;

(ii)  replacing the words “the Principal Investment Area GS Direct Investment Sub-Committee of Goldman Sachs, which is responsible for” in the second sentence of the third paragraph with the words “the Corporate Investment Committee of the Merchant Banking Division of Goldman Sachs, which exercises the authority of Goldman Sachs in”; and

(iii)  replacing in their entirety Schedules I, II-A, II-B and III, incorporated therein by reference with Schedules I, II-A, II-B and III, hereto, respectively, which Schedules I, II-A, II-B and III are incorporated herein by reference.

ITEM 4.                      Purpose of Transaction.

Item 4 of the Original 13D is hereby amended and supplemented by adding the following information:

On November 13, 2013, GS Direct entered into a Purchase Agreement (the “Repurchase Agreement”), by and between GS Direct and the Issuer, pursuant to which the Issuer has agreed to purchase, and GS Direct has agreed to sell (the “Repurchase Transaction”), upon the terms and subject to the conditions set forth therein, an aggregate of 4,444,444 shares (the “Repurchased Shares”) of Common Stock of the Issuer at a price of $11.25 per share, representing an aggregate purchase price equal to $50,000,000.  The Repurchase Agreement provides that the closing of the Repurchase Transaction will occur on December 10, 2013, subject to the representations and warranties made by the parties thereto being true and correct as of such date.  Under the Repurchase Agreement, GS Direct has made customary representations and warranties relating to, among other things, its organization, its authority to enter into and perform its obligations under the Repurchase Agreement, the binding nature of its obligations thereunder and its title to the Repurchased Shares, and the Issuer has made customary representations and warranties relating to, among other things, its organization, its authority to enter into and perform its obligations under the Repurchase Agreement, and, with respect to the Repurchase Transaction, the absence of conflicts with law, the Issuer’s organizational instruments and contracts to which it is a party.  In addition, the Repurchase Agreement provides that, subject to certain exceptions, if GS Direct intends to sell any of its remaining shares of Common Stock at any time after the closing of the Repurchase Transaction but prior to December 31, 2014, it will notify the Issuer of such intent and the Issuer will thereafter have a period of twenty-one days to negotiate and close its acquisition of such shares, after which such period GS Direct will be free to sell such shares to a third party (subject to the applicable restrictions of the Investment Agreement).

The Repurchase Transaction will reduce GS Direct’s ownership percentage of the total equity of the Issuer, as calculated solely for purposes of the Investment Agreement, to an amount less than 15% but greater than 10% of the Issuer’s total equity (based on the number of shares of Common Stock reported to be outstanding as of October 31, 2013 as disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ended September 30, 2013 (the “10-K”)).  Accordingly, as a result of the Repurchase Transaction, as provided under the Investment Agreement, the number of individuals that GS Direct has the right to nominate to the Issuer’s board of directors will be reduced from two individuals (as in effect immediately prior to the Repurchase Transaction) to one individual (as in effect immediately following the Repurchase Transaction).  In addition, as a result of the Repurchase Transaction, only one nominee of GS Direct will be entitled to serve on the Issuer’s finance committee pursuant to the Investment Agreement.

Currently one individual nominated by GS Direct pursuant to the Investment Agreement, Mr. Bradley Gross, serves on the board of directors and the finance committee of the Issuer.  The Reporting Persons currently have no plans or proposals which would have the effect of any change related to Mr. Gross’s service on the Issuer’s board of directors or finance committee.

GS Direct’s ownership percentage of the total equity of the Issuer (as calculated in accordance with the Investment Agreement) may change over time, including due to changes in the total outstanding equity of the Issuer outside of the control of GS Direct.  Such changes may further impact the rights and obligations of GS Direct under the Investment Agreement as summarized in the Original 13D, which this Amendment No. 1 supplements and amends.

The description of the Repurchase Agreement in this Schedule 13D does not purport to be complete, and is qualified in its entirety by reference to such agreement, which is included as Exhibit 99.1 hereto and incorporated by reference herein.

ITEM 5.                      Interests in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended in its entirety as follows:

(a)  According to the Issuer’s 10-K, there were 59,023,635 shares of Common Stock outstanding as of October 31, 2013.

As of the close of business on November 14, 2013, GS Group and Goldman Sachs may each be deemed to have beneficially owned 10,243,799 shares of Common Stock in the aggregate, consisting of (i) 10,000,000 shares of Common Stock beneficially owned indirectly by GS Group and Goldman Sachs that were purchased by GS Direct pursuant to the Investment Agreement on the Closing Date as described in this Schedule 13D and (ii) 243,799 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 17.4% of the shares of Common Stock reported to be outstanding as of October 31, 2013 as disclosed in the Issuer’s 10-K.

As of the close of business on November 14, 2013, GS Direct may be deemed to have beneficially owned 10,000,000 shares of Common Stock that were purchased by GS Direct pursuant to the Investment Agreement on the Closing Date (as defined in the Original 13D) as described in this Schedule 13D, representing approximately 16.9% of the shares of Common Stock reported to be outstanding as of October 31, 2013 as disclosed in the Issuer’s 10-K.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in this Schedule 13D.

(c) Except for the entry into the Repurchase Agreement by GS Direct as described in this Schedule 13D, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto, during the sixty day period from September 15, 2013 through November 14, 2013.

(d) Except for clients of Goldman Sachs or another investment advisor subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original 13D is hereby amended and supplemented by incorporating the description of the Repurchase Agreement set forth in Item 3 of this Amendment No. 1, which Item is incorporated by reference in its entirety into this Item 6.

ITEM 7.	Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

99.1	Purchase Agreement, dated November 13, 2013, by and between GS Direct, L.L.C. and Griffon Corporation

1
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2013

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS DIRECT, L.L.C.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.

Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden, Lakshmi N. Mittal, who is a citizen of India and William W. George, who is a citizen of Great Britain.  Adebayo O. Ogunlesi is also a citizen of Nigeria.  The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Gary D. Cohn	President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

M. Michele Burns	Chief Executive Officer of the Retirement Policy Center

Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management

William W. George	Professor of Management Practice at the Harvard Business School

James A. Johnson	Chairman of Johnson Capital Partners

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners, LLP

James J. Schiro	Former Chairman and Chief Executive Officer of Zurich Insurance Group Ltd.

Debora L. Spar	President of Barnard College

Mark Edward Tucker	Executive Director, Group Chief Executive Officer and President of AIA Group Limited

David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.

SCHEDULE II-A

The name and present principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in reviewing all material investing and harvesting transactions proposed to be entered into by GS Direct, L.L.C., are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of  Martin A. Hintze, James Reynolds and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of  Ankur A. Sahu  is Rational House, 951-A Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India.

All members listed below are United States citizens, except as follows: Stephanie Hui is a citizen of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; and Ankur A. Sahu is a citizen of India.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.

John F. Daly	Managing Director of Goldman, Sachs & Co

Joe DiSabato	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Bradley J. Gross	Managing Director of Goldman, Sachs & Co.

Martin A Hintze	Managing Director of Goldman, Sachs International

Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Managing Director of Goldman, Sachs & Co.

Scott Lebovitz	Managing Director of Goldman, Sachs & Co

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Managing Director of Goldman, Sachs & Co.

James Reynolds	Managing Director of Goldman, Sachs International

Ankur A. Sahu	Managing Director of Goldman Sachs (India) Securities Private Limited.

Andrew E. Wolff	Managing Director of Goldman Sachs International

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of GS Direct, L.L.C. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu James R. Garman, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Richard J. Butland, Matthias Hieber, Steffen Kastner, Philippe H. Lenoble, Peter R. Lyneham, Heather L. Mulahasani, Jan Petzel, Richard Spencer, Michele Titi-Cappelli, Michael M. Furth,  Penny McSpadden and Gregg R. Lemkau  is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Sean Fan, Wanlin Liu and Richard Zhu is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato, Peter J. Perrone,  Raheel Zi, George C. Lee, Stuart N. Bernstein, and Radford Small a is 555 California Street, San Francisco, CA 94104.  The business address of each of Thomas Ferguson and Patrick Tribolet is 6011 Connection Drive, Irving, TX  75039.  The business address of each of Ankur Sahu and Vishal Bakshi is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India.  The business address of Steven R. Sher is Level 42, Governor Phillip Tower, 1 Farrer Place, Sydney NSW 2000, Australia.  The business address of each of Tianqing Li, Jean Qing Liu, Richard Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033,  People’s Republic of China.  The business address of  each of  Steven M. Bunson, Mitchell S. Weiss, Jason Levesque and Mark G. Riemann  is 30 Hudson Street, Jersey city, NJ  07302-4699.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Steffen Kastner, Jan Petzel and Oliver Thym are citizens of Germany; Julian C. Allen, Richard J. Butland, Stephanie Hui, Heather L. Mulahasani, Steven R. Sher. Richard Spencer and Raheel Zia are citizens of the United Kingdom; Philippe Camu and Philippe H. Lenoble are citizens of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Ankur Sahu, and Vishal Bakshi are citizens of India, Peter Lyneham and Mark Lucas are  citizens of Australia, Nicole Agnew is a citizen of Canada, Matthias Hiebercitizen of Austria, Sean Fan is a citizen of the People’s Republic of China and Jean Qing Liu, Wanlin Liu, Tianquing Li and  Richard Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident).

Name	Position	Present Principal Occupation

Richard A. Friedman	Director and President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Jack F. Daly	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Vice President	Managing Director of Goldman, Sachs & Co. and Treasurer

James R. Garman	Vice President	Managing Director of Goldman Sachs International

Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Alan S. Kava	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.

James H. Reynolds	Vice President	Managing Director of Goldman Sachs International

Ankur Sahu	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International

Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Vishal Bakshi	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International

Richard J. Butland	Vice President	Managing Director of Goldman Sachs International

T.J. Carella	Vice President	Managing Director of Goldman, Sachs & Co.

David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.

Christopher A. Crampton	Vice President	Managing Director of Goldman, Sachs & Co.

Sean Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Thomas Ferguson	Vice President	Managing Director of Goldman, Sachs & Co.

Jeffrey M. Fine	Vice President	Managing Director of Goldman, Sachs & Co.

Charles H. Gailliot	Vice President	Managing Director of Goldman, Sachs & Co.

Matthias Hieber	Vice President	Managing Director of Goldman Sachs International

Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co.

Walt Jackson	Vice President	Managing Director of Goldman, Sachs & Co.

Steffen Kastner	Vice President	Managing Director of Goldman Sachs International

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Jean Qing Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Wanlin Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International

Heather L. Mulahasani	Vice President	Managing Director of Goldman Sachs International

Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth A. Overbay	Vice President	Managing Director of Goldman, Sachs & Co.

Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Jan Petzel	Vice President	Managing Director of Goldman Sachs International

Steven R. Sher	Vice President	Managing Director of Goldman Sachs Australia Pty Ltd.

Richard Spencer	Vice President	Managing Director of Goldman Sachs International

Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International

Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Peter A. Weidman	Vice President	Managing Director of Goldman, Sachs & Co.

Richard Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Raheel Zia	Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Eric Goldstein	Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.

Patrick Tribolet	Vice President	Managing Director of Goldman, Sachs & Co.

Anthony Cacioppo	Vice President	Vice President of Goldman, Sachs & Co.

Kathryn Ford	Vice President	Vice President of Goldman, Sachs & Co.

Tracy Sellers	Vice President	Vice President of Goldman, Sachs & Co.

Clayton Wilmer	Vice President	Vice President of Goldman, Sachs & Co.

Mark Lucas	Vice President, Assistant Secretary & General Counsel	Vice President of Goldman, Sachs & Co.

Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.

Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.

Anthony J. Noto	Vice President	Managing Director of Goldman, Sachs & Co.

Gregg R. Lemkau	Vice President	Managing Director of Goldman Sachs International

George C. Lee	Vice President	Managing Director of Goldman, Sachs & Co.

Jeffrey W. Schroeder	Vice President	Managing Director of Goldman, Sachs & Co.

Stuart N. Bernstein	Vice President	Managing Director of Goldman, Sachs & Co.

Brian W. Bolster	Vice President	Managing Director of Goldman, Sachs & Co.

Radford Small	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth E. Robinson	Vice President	Managing Director of Goldman, Sachs & Co.

Steven M. Bunson	Vice President	Managing Director of Goldman, Sachs & Co.

Donal Earl	Vice President	Vice President of Goldman, Sachs & Co.

Randy A. Stuzin	Vice President	Managing Director of Goldman, Sachs & Co.

SCHEDULE III

On July 15, 2010, Goldman, Sachs & Co. (“Goldman Sachs”) agreed with the Securities and Exchange Commission (the “SEC”) to settle the SEC’s pending case against Goldman Sachs relating to disclosures in the ABACUS 2007-AC1 CDO offering.  Goldman Sachs consented to the entry of a final judgment by the court, which approved the settlement, providing for the payment of penalties and disgorgement totaling $550 million, Goldman Sachs’s implementation of certain remedial measures focused on offerings of mortgage-related securities and an injunction against violating Section 17(a) of the Securities Act of 1933, as amended (the “Securities Act”) in the offer or sale of any security.  The conduct of Goldman Sachs alleged in the SEC’s complaint involved an offering of a synthetic collateralized debt obligation, which referenced a portfolio of synthetic residential mortgage-backed securities, by Goldman Sachs or its affiliates to qualified institutional buyers in reliance on the exemption from registration under the Securities Act provided by Rule 144A and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S.  Specifically, the complaint alleged that the offering materials, in describing the Portfolio Selection Agent for the portfolio of synthetic residential mortgage-backed securities, should have disclosed that the hedge fund assuming the short side of the transaction had played a role in the selection process.  In its consent to the judgment, Goldman Sachs acknowledged that it was a mistake not to disclose the role of the hedge fund.

The SEC has alleged that the huddles program of Goldman Sachs – a practice where Goldman Sachs equity research analysts allegedly provided their best trading ideas to Goldman Sachs traders and a select group of Goldman Sachs top clients – created a serious and substantial risk that analysts would share material nonpublic information concerning their published research with Asymmetric Service Initiative (“ASI”) clients and firm traders. The SEC alleged that Goldman Sachs willfully violated Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by failing to establish, maintain, and enforce adequate policies and procedures to prevent such misuse in light of the risks arising from the huddles and ASI.  Without admitting or denying such violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on April 12, 2012 (the “ASI Order”) by the SEC pursuant to which Goldman Sachs (i) shall cease and desist from committing or causing any violations and any future violations of Section 15(g) of the Exchange Act; (ii) is censured; (iii) paid a total civil money penalty of $22 million on April 19, 2012, $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of which was paid to the SEC, and (iv) shall comply with certain other undertakings, including a comprehensive review, including recommendations, of the policies, procedures and practices maintained and implemented by Goldman Sachs pursuant to Section 15(g) of the Exchange Act that relate to the findings of the ASI Order.

Starting in July 2008, Neil M.M. Morrison (“Morrison”) was employed by Goldman Sachs to solicit municipal underwriting business from, among others, the Commonwealth of Massachusetts Treasurer’s Office.  From November 2008 to October 2010, Morrison was also substantially engaged in the political campaigns, including the November 2010 Massachusetts gubernatorial campaign, for Timothy P. Cahill (“Cahill”), the then-Treasurer of Massachusetts.  Morrison worked on Cahill’s campaign during work hours using firm resources.  Morrison also made a secret, undisclosed cash campaign contribution to Cahill.  Within two years of Morrison’s contribution, Goldman Sachs engaged in municipal securities business with issuers associated with Cahill as Treasurer and as a candidate for Governor.  The SEC alleged that Goldman Sachs’s engagement in municipal securities business with these issuers violated Section 15B(c)(1) of the Exchange Act and MSRB Rule G-37(b), and that Goldman Sachs’s failure to maintain records of and to report in regulatory filings the contributions and campaign work, and to take steps to ensure that the attributed contributions, or campaign work or the conflicts of interest raised by them were disclosed in bond offering documents, violated MSRB Rules G-8, G-9, G-17, G-27 and G-37.  Without admitting or denying such violations (except as to the SEC’s jurisdiction over it and the subject matter of the proceedings), Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b), 15B(c)(2) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on September 27, 2012 (the “Morrison Order”).  Goldman Sachs agreed to cease and desist from committing or causing any violations and any future violations of Section 15B(c)(1) of the Exchange Act, MSRB Rule G-37(b), MSRB Rule G-17, MSRB Rule G-27, MSRB Rule G-37(e), MSRB Rule G-8 and MSRB Rule G-9.  Goldman Sachs is censured and was required to pay disgorgement of $7,558,942 and prejudgment interest of $670,033.  Of the $7,558,942 in disgorgement, $2,120,547 was deemed satisfied by Goldman Sachs’s payment of $1,512,902 to the Commonwealth of Massachusetts and $607,645 to the Massachusetts Water Pollution Abatement Trust in a related action by the Commonwealth of Massachusetts.  The remaining $5,438,395 and prejudgment interest of $670,033 was required to be paid to the SEC for remittance to the United States Treasury.  Finally, the Morrison Order required Goldman Sachs to pay a civil money penalty in the amount of $3,750,000 to the SEC, of which $1,875,000 was required to be transferred to the MSRB in accordance with Section 15B(c)(9)(A) of the Exchange Act, and of which the remaining $1,875,000 was required to be transferred to the United States Treasury.  The disgorgement, prejudgment interest and civil money penalty were all paid in full by submission of a wire to the SEC on October 3, 2012, and by submission of checks to the Commonwealth of Massachusetts and the Massachusetts Water Pollution Abatement Trust on October 4, 2012.